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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of September, 2006

                       Commission File Number: 001-04307

                               HUSKY ENERGY INC.
            (Exact name of registrant as specified in its charter)

            707 - 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

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


On September 21, 2006, Husky Energy Inc. announced that the Company had filed a debt shelf prospectus with the Alberta Securities Commission and the U.S. Securities Exchange Commission. The press release is attached hereto as Exhibit A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HUSKY ENERGY INC.



                                                   By: /s/ James D. Girgulis
                                                       -----------------------
                                                       James D. Girgulis
                                                       Vice President, Legal &
                                                       Corporate Secretary


Date:  September 21, 2006



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                                                                     EXHIBIT A
                                                                     ---------

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[GRAPHIC OMITTED]
HUSKY ENERGY INC.

          N E W S

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                                                            September 21, 2006
For immediate release


                   HUSKY ENERGY FILES DEBT SHELF PROSPECTUS

CALGARY, ALBERTA - Husky Energy Inc. is pleased to announce that the Company has filed a debt shelf prospectus with the Alberta Securities Commission and the U.S. Securities Exchange Commission, effective September 21, 2006.

The shelf prospectus replaces Husky's shelf prospectus dated August 11, 2004, and will enable Husky to offer up to U.S. $1.0 billion of debt securities in the United States until October 21, 2008, providing it with the ability to efficiently access the U.S. debt capital markets.

During the 25 month period that the prospectus remains effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

                                     -30-

For further information, please contact:
Tanis Thacker
Senior Analyst, Investor Relations
Husky Energy Inc.
(403) 298-6747







             707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
             T: (403) 298-6111    F: (403) 298-7464